Exhibit 99.1

Archer Limited Announces Notice of Redemption of Allis-Chalmers Energy Inc. 9.0% and 8.5% Senior Notes, due 2014 and 2017

31|01|2012
Hamilton, Bermuda (January 31, 2012)

Archer Limited announces that its wholly-owned subsidiary, Allis-Chalmers Energy Inc., has notified holders of its 9.0% Senior Notes, due 2014 (the "2014 Notes"), and its 8.5% Senior Notes, due 2017 (the "2017 Notes"), that all notes will be redeemed on March 1, 2012.

Pursuant to the terms of the Indenture, the 2014 Notes will be redeemed at a redemption price of 100.000% of the outstanding aggregate principal amount of the 2014 Notes, plus accrued and unpaid interest on the 2014 Notes on March 1, 2012.

Pursuant to the terms of the Indenture, the 2017 Notes will be redeemed at a redemption price of 104.250% of the outstanding aggregate principal amount of the 2017 Notes, plus accrued and unpaid interest on the 2017 Notes on March 1, 2012.

Wells Fargo Bank, N.A. will serve as Paying Agent.  Payment of the Redemption Price will be made only upon presentation and surrender of the Notes to the Paying Agent. Direct inquiries to the Trustee should be made by telephone to 1-800-344-5128 or by fax at 612-667-6282.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)